VirZoom, Inc.
Statements of Operations
Years Ended December 31, 2016 and 2015

Unaudited

	Year ended December 31,	
	2016	2015
Revenue	$ 323,724	$ -
Cost of goods sold	288,744	-
Gross income	34,980	-
Expenses:		
Payroll	1,688,468	961,962
Advertising and promotion	76,739	200,757
Research and development	217,694	87,568
Consulting fees	198,791	41,771
Professional fees	189,028	94,919
Stock compensation	7,567	516
Rent & facility costs	61,971	43,260
Travel	143,400	93,867
Depreciation	6,424	4,871
General and administrative	144,858	50,138
Total operating expenses	2,734,940	1,579,629
Net loss from operations	(2,699,961)	(1,579,629)
Other income (expense)		
Interest expense	(265,902)	(131,817)
Other income	-	600
Net loss before provision for income tax	$ (2,965,863)	$ (1,710,846)
Provision for income taxes	-	-
Net Loss	$ (2,965,863)	$ (1,710,846)
Loss per common share	$ (0.42)	$ (0.24)
Weighted average number of shares outstanding - Basic and fully diluted	7,000,000	7,000,000